SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     OFFSHORE ENERGY DEVELOPMENT CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   676247 10 9
                                 (CUSIP Number)

                             DOUGLAS H. KIESEWETTER
                      1400 WOODLOCH FOREST DRIVE, SUITE 200
                           THE WOODLANDS, TEXAS 77380
                                 (713) 364-0033
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                NOVEMBER 6, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676247 10 9

SCHEDULE 13D



    1      NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

           Douglas H. Kiesewetter
           Deborah M. Kiesewetter
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS

           Securities were acquired other than by purchase.  See Item 3.
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(D) OR 2(E)

           [  ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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    7      SOLE VOTING POWER

           0
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    8      SHARED VOTING POWER

           557,806
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    9      SOLE DISPOSITIVE POWER

           0
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   10      SHARED DISPOSITIVE POWER

           557,806
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           557,806
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

           [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.41%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN
================================================================================

ITEM 1.        SECURITY AND ISSUER

The class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Offshore Energy Development Corporation, a Delaware corporation (the "Company"). The name and address of the issuer of such securities are Offshore Energy Development Corporation, 1400 Woodloch Forest Drive, Suite 200, The Woodlands, Texas 77380.

ITEM 2.        IDENTITY AND BACKGROUND

(a) The names of the persons filing this statement are Douglas H. Kiesewetter and Deborah M. Kiesewetter, husband and wife.

(b) The address of Mr. and Mrs. Kiesewetter is 1400 Woodloch Forest Drive, Suite 200, The Woodlands, Texas 77380.

(c) The present principal occupation of Mr. Kiesewetter is Executive Vice President of the Company. Mrs. Kiesewetter is not presently employed.

(d) During the last five years, neither Mr. or Mrs. Kiesewetter has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. or Mrs. Kiesewetter has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. and Mrs. Kiesewetter are citizens of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock to which this statement relates were acquired pursuant to the terms of an Agreement and Plan of Reorganization dated as of August 30, 1996 (the "Reorganization Agreement") by and among the Company, Offshore Energy Development Corporation, a Texas corporation ("Offshore Texas"), OEDC, Inc., a Texas corporation ("OEDC"), Natural Gas Partners, L.P., NGP-OEDC Holdings, L.P., David B. Strassner, Douglas H. Kiesewetter, R. Keith Anderson, Matthew T. Bradshaw, Taft and Nancy Bradshaw, R. Gamble Baldwin, David R. Albin, the Albin Income Trust, John S. Foster, Kenneth A. Hersh, Bruce B. Selkirk, III, John C. Goff, and Agnes Denise Darraugh. The Reorganization Agreement provided for the consolidation the ownership of certain entities in the Company in anticipation of the initial public offering (the "Offering") of the

Common Stock, which was consummated contemporaneously with the consummation of the transactions contemplated by the Reorganization Agreement. Pursuant to the terms of the Reorganization Agreement, Mr. and Mrs. Kiesewetter acquired beneficial ownership of 606,656 shares of Common Stock in exchange for shares of common stock, no par value, of Offshore Texas and shares of Class B Common Stock, par value $.01 per share, of OEDC. On November 12, 1996, 48,850 of such shares were sold by the record holder thereof at a price (net of underwriting discount) of $11.16 per share pursuant to the exercise of an overallotment option granted to the underwriters in connection with the Offering.

ITEM 4.        PURPOSE OF TRANSACTION

See the response to Item 3 above for a description of the purposes of the acquisition of Common Stock by Mr. and Mrs. Kiesewetter. Mr. Kiesewetter has been granted options to purchase an aggregate of 120,000 shares of Common Stock under the Company's 1996 Stock Awards Plan, none of which options are presently exercisable or will become exercisable within 60 days of the date of this statement. Neither Mr. or Mrs. Kiesewetter has any other plans or proposals that relate to or would result in the events described in the lettered subparagraphs of this item.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER

(a) Mr. and Mrs. Kiesewetter beneficially own 557,806 shares of Common Stock, representing 6.41% of the shares of Common Stock outstanding. Of such shares, 495,594 shares are held in trust by Mr. and Mrs. Kiesewetter for their benefit, 33,200 shares are held by Mrs. Kiesewetter as trustee for Mr. and Mrs. Kiesewetter's minor children, 22,685 shares are held by Mr. Kiesewetter as trustee of trusts for the benefit of his mother, and 6,327 shares are held by Mr. Kiesewetter as trustee for the benefit of his sister.

(b) Mr. and Mrs. Kiesewetter share voting and dispositive power with respect to 557,806 shares of Common Stock.

(c) There have been no transactions in the Common Stock by Mr. or Mrs. Kiesewetter in the past sixty days other than those described in Item 3 of this statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to which this statement relates.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the Offering, Mr. Kiesewetter has agreed, for a period of 180 days after November 1, 1996, not to , directly or indirectly, (i) offer, sell, or contract to sell any shares of Common Stock or securities substantially similar to the Common Stock, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities or (ii) exercise any rights to demand registration of shares of Common Stock without the prior written consent of Morgan Keegan & Company, Inc. Mr. Kiesewetter has been granted options to purchase 120,000 shares of Common Stock at an exercise price of $12.00 per share pursuant to the Company's 1996 Stock Awards Plan.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed exhibits to this statement:

     1. Agreement between Douglas H. Kiesewetter and Deborah M. Kiesewetter that this statement be filed on behalf of each of them.

     2.   Lock-Up Letter executed by Douglas H. Kiesewetter.

     3. Offshore Energy Development Corporation 1996 Stock Awards Plan (incorporated herein by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Registration No. 333-11269)).

     4. Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (Registration No. 333-11269)).

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 1996

                                               /s/ DOUGLAS H. KIESEWETTER
                                                  Douglas H. Kiesewetter

                                               /s/ DEBORAH M. KIESEWETTER
                                                  Deborah M. Kiesewetter

                                                                       Exhibit 1

                                    AGREEMENT

        The undersigned, Douglas H. Kiesewetter and Deborah M. Kiesewetter, hereby agree that the Schedule 13D dated November 18, 1996 to which this Agreement is filed as an exhibit is filed on behalf of each of them.


                                                  /s/ DOUGLAS H. KIESEWETTER
                                                     Douglas H. Kiesewetter

                                                  /s/ DEBORAH M. KIESEWETTER
                                                     Deborah M. Kiesewetter